Exhibit 5.1

[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

July 12, 2005

HSBC Holdings plc
8 Canada Square
London E14 5HQ

Ladies and Gentlemen:

     We have acted as special United States counsel to HSBC Holdings plc, a public limited company organized under the laws of England and Wales (the “Company”), in connection with the offer by the Company for any and all existing 7.35% Subordinated Notes due 2032 (the “Old 7.35% Notes”) of the Company and any and all existing 7.625% Subordinated Notes due 2032 (the “Old 7.625% Notes,” and together with the Old 7.35% Notes, the “Old Notes”) of the Company (such offer, as described in the Prospectus (as defined below), the “Exchange Offer”). In the Exchange Offer, the Company is offering to exchange, for each $1,000 principal amount of the Old 7.35% Notes, $1,000 principal amount of the Company’s 7.35% Subordinated Notes due 2032 (the “New 7.35% Notes”) and the Company is offering to exchange, for each $1,000 principal amount of the Old 7.625% Notes, $1,000 principal amount of the Company’s 7.625% Subordinated Notes due 2032 (the “New 7.625% Notes,” and together with the New 7.35% Notes, the “New Notes”). The New Notes will be issued under the Indenture, dated as of December 10, 2002 (the “Indenture”), between the Company and The Bank of New York, as trustee, as supplemented by supplemental indentures (the “Supplemental Indentures”), dated as of December 3, 2004 (and as otherwise amended through the date hereof, the “HSBC Indenture”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the HSBC Indenture.

     In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	Registration Statement on Form F-4 (“Form F-4”) relating to the Exchange Offer;

(b)	an executed copy of the Indenture;

(c)	an executed copy of the Supplemental Indentures;

(d)	a copy of the Regulation S Global Note and the Rule 144A Global Note, relating to the Old Notes, executed by the Company; and

HSBC Holdings plc, p. 2

(e)	a copy of the Unrestricted Global Note, relating to the New Notes, which will be executed by the Company.

     In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and such other instruments and other certificates of public officials, officers and representatives of the Company and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

     In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified the accuracy as to factual matters of each document we have reviewed.

     Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that:

     1. The Indenture and the Supplemental Indentures have been duly executed and delivered by the Company under the law of the State of New York and constitute valid, binding and enforceable agreements of the Company.

     2. The Unrestricted Global Notes relating to the New Notes, when duly executed and delivered by the Company under the law of the State of New York and when the authentication signatures are duly affixed to the Unrestricted Global Notes, will be the valid, binding and enforceable obligation of the Company entitled to the benefit of the HSBC Indenture.

     Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement of obligations of the Company, (a) we have assumed that the Company and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligations enforceable against it (except that no such assumption is made as to the Company regarding matters of the federal law of the United States of America or the law of the Sate of New York that in our experience normally would be applicable to general business entities with respect to such agreement or obligation), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity, and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

     With respect to the second sentence of Section 1.15 of the Indenture, we express no opinion as to the subject matter jurisdiction of any United States federal court to adjudicate any action relating to the Indenture where jurisdiction based on diversity of citizenship under 28 U.S.C. §1332 does not exist.

     We note that the designation in Section 1.15 of the Indenture of the U.S. federal courts sitting in The City of New York as the venue for actions or proceedings relating to the Indenture is subject to the power of such courts to transfer actions pursuant to 28 U.S.C. §1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such an action or proceedings.

HSBC Holdings plc, p. 3

     Section 12.10 of the Indenture, by which the parties have chosen the laws of England and Wales to govern the provisions in the Indenture related to subordination of the Old Notes and the New Notes, will be respected by the courts of the State of New York, if (i) the laws of England and Wales is found by a New York court to have a substantial relationship to the transaction, and (ii) no term of the Indenture or any provision of English and Welsh law applicable to the Indenture violates an important public policy of the State of New York. In our opinion, assuming the provisions of the Indenture would be enforced as written under English and Welsh law, none of the provisions in the Indenture violates an important public policy of the State of New York, and the transaction has a substantial relationship to England and Wales for these purposes.

     The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

     In addition, we hereby consent to the references to us under the heading “Validity of Notes” in the Form F-4, without thereby admitting that we are “experts” under the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder for purposes of any part of the Form F-4, including this exhibit.

     We are furnishing this opinion letter to you solely for your benefit in connection with the Exchange Offer. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP

By	/s/ Ashar Qureshi
Ashar Qureshi, a Partner